

August 15, 2019

Eli Yaffe
Chief Executive Officer
Eltek Ltd.
20 Ben Zion Gelis Street
Sgoola Industrial Zone
Petach Tikva 4927920, Israel

> **Re: Eltek Ltd.**
> **Registration Statement on Form F-3**
> **Filed August 8, 2019**
> **File No. 333-233136**

Dear Mr. Yaffe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Steven J. Glusband